FORM 15

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission file number: 33-83762

                                CP FUNDING CORP.
                            (A Delaware Corporation)
             (Exact name of registrant as specified in its charter)

                                      and

                               CHELSEA PIERS L.P.
                        (A New York Limited Partnership)
                  (Exact name of registrant as specified in its
                Certificate and Agreement of Limited Partnership)

                       Chelsea Piers - Pier 62, Suite 300
                            New York, New York 10011
                                 (212) 336-6800
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices

                 12 1/2% DISCOUNT EXCHANGE FIRST MORTGAGE NOTES
                 ----------------------------------------------
          (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [  ]           Rule 12h-3(b)(1)(ii)  [  ]
          Rule 12g-4(a)(1)(ii) [  ]           Rule 12h-3(b)(2)(i)   [  ]
          Rule 12g-4(a)(2)(i)  [  ]           Rule 12h-3(b)(2)(ii)  [  ]
          Rule 12g-4(a)(2)(ii) [  ]           Rule 15d-6            [X ]
          Rule 12h-3(b)(1)(i)  [X ]

     Approximate  number of holders of record
     as of the certification or notice date:    0
                                             -------

     Pursuant to the requirements of the Securities Exchange Act of 1934 CP Funding Corp. and Chelsea Piers L.P. have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    CP FUNDING CORP.,
                                    a Delaware corporation



                                    By: /s/ Tom A. Bernstein
                                        ----------------------------------------
                                        Tom A. Bernstein, President


                                    CHELSEA PIERS L.P.,
                                    a New York limited partnership

                                    By: Chelsea Piers Management, Inc.,
                                        General Partner



                                    By: /s/ Tom A. Bernstein
                                        ----------------------------------------
                                        Tom A. Bernstein, President

Dated:  July 3, 1997